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                            November 17, 2023

       Ram Aiyar
       Chief Executive Officer
       Korro Bio, Inc.
       One Kendall Square, Building 600-700, Suite 6-401
       Cambridge, MA 02139

                                                        Re: Korro Bio, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 6,
2023
                                                            File No. 333-275353

       Dear Ram Aiyar:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3

       General

   1. We note that on November 3, 2023, Korro Bio, Inc completed its merger with Frequency
                                                        Therapeutics Inc. Based
on your public filings, we note that the business of the combined company is the business
of Korro Bio and that you do expect to conduct any further
                                                        development of
Frequency Therapeutics' legacy programs. We further note that Frequency
                                                        Therapeutics'
executives resigned in connection with the closing and that you granted
                                                        Frequency Therapeutics'
stockholders of record with a non-transferrable contingent value right relating to the
disposition or monetization of Frequency Therapeutics' MS
                                                        Program. Given these
circumstances, please tell us your basis for registering this transaction on Form
S-3. See Use of Form S-8, Form 8-K, and Form 20-F by Shell
                                                        Companies, Release No.
33-8587 (July 15, 2005) at n. 32 as reiterated in Special Purpose
                                                        Acquisition Companies,
Shell Companies, and Projections, Release No. 33-11048 (March
                                                        30, 2022) at n. 239 and
accompanying text.
 Ram Aiyar
Korro Bio, Inc.
November 17, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Doris Stacey Gama at 202-551-3188 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameRam Aiyar
                                                           Division of
Corporation Finance
Comapany NameKorro Bio, Inc.
                                                           Office of Life
Sciences
November 17, 2023 Page 2
cc:       Daniel Hughes, Esq.
FirstName LastName